Via Facsimile and U.S. Mail
Mail Stop 4720

June 17, 2009

Ms. Lori B. Marino
Vice President and Assistant General Counsel,
Corporate Law and Business Development
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Re: Medco Health Solutions, Inc.
         Form 10-K for the Fiscal Year Ended December 27, 2008
         Filed February 24, 2009
         File No. 001-31312

Dear Ms. Marino:

        We have reviewed your May 19, 2009 response to our May 8, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like. Please identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend the above filing.

Definitive Proxy Statement on Schedule 14A filed on April 7, 2009

Compensation Discussion and Analysis, page 25

Annual Bonuses, page 28

1. We have reviewed your response to prior comment 4. It appears that the overall
    bonus funding percentage is used as a baseline to determine the annual bonuses
    for your named executive officers under your Executive Incentive Compensation
    Plan. On page 12 of your response you state, "In arriving at the actual bonus for a
    particular executive, the Compensation Committee considers the target bonus
    multiplied by the overall bonus funding percentage for the Annual Incentive Plan
    and adjusts the amount upwardly or downwardly to reflect the executive's overall
    contribution to the Company." Since the overall funding percentage is used as a

baseline to determine annual bonuses, the specific corporate goals, including the specific threshold and maximum goals, appear to be material to this compensation decision. In addition, your analysis does not support your conclusion that you will suffer competitive harm if the goals are disclosed. It appears that your threshold and maximum goals established for each of your earnings per share, net-new sales and client retention rate performance metrics are financial goals and you have not demonstrated how the disclosure of the specific threshold and maximum goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please provide us with a copy of the revised disclosure that discloses each of the threshold and maximum goals. In addition, please tell us whether you expect to provide similar disclosure in your next definitive proxy statement. If you do not, please explain why you do not expect to provide this disclosure.

2.   We have reviewed your response to prior comment 5. Your analysis does not support your conclusion that you will suffer competitive harm if the company's achievement of net-new sales is disclosed. It appears that the amount of net-new sales that you achieved in your fiscal year ended December 27, 2008 and through January 1, 2009 is a financial achievement and you have not demonstrated how the disclosure of this amount will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please provide us with a copy of the revised disclosure that discloses the net-new sales amount achieved. In addition, please tell us whether you expect to provide similar disclosure in your next definitive proxy statement. If you do not, please explain why you do not expect to provide this disclosure.

2008 Annual Bonuses for Named Executive Officers, page 29

3.   We have reviewed your response to prior comment 6 which discloses your Committee's reasoning as to why it decided to increase each respective bonus, including disclosure of the individual performance considered by your Committee for each respective named executive officer. Throughout this analysis you have referred to specific goals that do not appear to have been disclosed. You state that the Committee considered, among other things, your "record sales that exceeded targets for: net new drug spend and specialty margin" in assessing Mr. Klepper's performance, "success in achieving overall margin goals" in assessing Mr. Driscoll's performance and "financial results that exceeded revenue and margin goals" in assessing Mr. Wentworth's performance. Please revise to disclose each specific individual goal and for each goal that was met or exceeded please disclose your specific performance. In addition, please tell us whether you expect to provide similar disclosure in your next definitive proxy statement. If you do not, please explain why you do not expect to provide this disclosure.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director